UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On February 21, 2022, Arbe Robotics Ltd. (the “Company”) appointed Thilo Koslowski as a director. Mr. Koslowski will be a Class II director, with a term expiring with the Company’s annual general meeting in 2023. In connection with his appointment, the Company agreed to pay Mr. Koslowski annual compensation of $100,000 and an option to purchase 80,000 ordinary shares at $8.00 per share.

Mr. Koslowski is an executive consultant in the technology, automotive and digital business markets. From March 2016 to July 2020, he was founder and chief executive officer of Porsche Digital GmbH/Porsche Digital, Inc., which developed digital products and services for Porsche AG. Prior to his work at Porsche, Mr. Koslowski founded and led Gartner Inc.’s global automotive and smart mobility practice.

On February 24, 2022, the Company issued a press release announcing the appointment of Mr. Koslowski as a director. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated February 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: February 28, 2022